[SIMPSON THACHER & BARTLETT LLP LETTTERHEAD]

VIA OVERNIGHT COURIER AND EDGAR

July 29, 2008

Re:	MasterCard Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 20, 2008
Form 10-Q for the Period Ended March 31, 2008
Filed April 29, 2008
Form 8-K Filed June 25, 2008
File No. 001-32877

Mr. Marc D. Thomas

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Thomas:

On behalf of MasterCard Incorporated (“MasterCard”), we hereby submit the following responses to your letter dated July 15, 2008 regarding the Securities and Exchange Commission Staff’s review of the above-referenced filings.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the relevant filing. The responses and information described below are based upon information provided to us by MasterCard.

Securities and Exchange Commission	- 2 -	July 29, 2008

Form 10-Q for the Period Ended March 31, 2008

Note 3. Fair Value Measurement, pages 8-9

1.	In your response to prior comment 1, you indicate the market approach was utilized in determining the fair value of your auction rate securities, (the “ARS”). Tell us why the market approach is the appropriate valuation method in view of the lack of an apparent market given the failed ARS auctions. Tell us what consideration you gave to utilizing the income approach as a valuation technique as noted in paragraph 18 of SFAS 157.

MasterCard advises the Staff that the condition of the ARS market was considered when selecting the valuation technique used to determine the fair value of its ARS at March 31, 2008. The auction mechanism began to fail in mid-February creating a lack of liquidity in the ARS market, however, MasterCard believed there were sufficient data points as of March 31, 2008, to support the market approach. The market approach resulted in a 5%, or $12 million, unrealized loss being recorded as of March 31, 2008.

Throughout the second quarter of 2008, the lack of liquidity in the ARS market persisted. Due to the continuation of the liquidity crisis, MasterCard determined that the income approach should be utilized as of June 30, 2008. The income approach as of June 30, 2008 yielded a 10% discount, or an additional $12 million of unrealized loss being recorded.

The difference between a 5% and 10% discount on the par value of the ARS was $12 million, which was not a significant impact for MasterCard’s balance sheet or comprehensive income as of and for the quarter ended March 31, 2008.

2.	Tell us how you determined the 5% illiquidity discount. In your response, also address what consideration was given to the other “various factors” as noted in the disclosures in the first paragraph on page 9, in arriving at this discount percentage.

MasterCard advises the Staff that it considered the following factors in applying the market approach as of March 31, 2008:

•	The daily taxable equivalent yield on the ARS portfolio ranged from 8.0% to 8.9% since failed auctions began in mid-February 2008 through March 31, 2008.

•

Securities similar to the underlying ARS (e.g., floating rate student loans and Government National Mortgage Association) earned an approximate 4.5% tax-equivalent yield as compared to MasterCard earning an approximate 8% tax-equivalent yield, implying a 3.5% rate differential relative to observed market pricing for similar securities for illiquidity.

Securities and Exchange Commission	- 3 -	July 29, 2008

•	The strong credit rating of triple-A for all ARS.

•

One broker provided an “indicative valuation” for five of the ARS based on the broker’s proprietary model using certain assumptions. The indicative valuation for these five ARS reflected a 5% to 9% discount from par value.

•	Evidence of call activity at par for student loan ARS from March through early April 2008.

Based on the market approach, including using the quantitative and qualitative factors above, MasterCard determined that a 5% discount, or $12 million, was reasonable as of March 31, 2008.

3.	Tell us whether the interest rates received on the ARS can reset and how any potential change in interest rates will affect the accounting for these ARS and related impact on liquidity and earnings.

MasterCard advises the Staff that the interest rates on the ARS continue to reset. Changes in the interest rates would impact the fair value of ARS. As of March 31, 2008, MasterCard had $2.7 billion of cash, cash equivalents and current available-for-sale securities, no borrowings under its $2.5 billion credit facility and generated positive cash flows from operations for the last three years. Accordingly, MasterCard advises the Staff that it does not believe that any changes in interest income received on the ARS or the impact of the interest rate changes on the fair value of ARS would significantly impact its earnings or ongoing liquidity for the foreseeable future.

Note 12. Legal and Regulatory Proceedings, pages 13-22

4.	SFAS 5 paragraph 10 requires the disclosure of an estimate of the possible loss or range of loss or a statement that such estimate cannot be made when there is at least a reasonable possibility that a loss or additional loss may have been incurred. We note that throughout your discussion of both the legal and regulatory proceedings your disclosures indicate that you cannot estimate the liability, as it relates to a specific lawsuit and amount. Tell us how these disclosures comply with the requirements of paragraph 10 of SFAS 5 as well as FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss” (“FIN 14”).

MasterCard believes that the Legal and Regulatory Proceedings disclosures comply with the disclosure requirements of paragraph 10 of SFAS 5. For each of the contingencies, including: the Discover Financial Services and American Express litigations, currency conversion litigations, eFunds litigation, US merchant and consumer litigations, and global interchange proceedings, MasterCard disclosed the nature of such contingencies. The disclosure provided includes background information, various aspects of the claims as well as significant procedural developments.

Securities and Exchange Commission	- 4 -	July 29, 2008

MasterCard advises the Staff that the introductory paragraph to the Legal and Regulatory Proceedings footnote on page 13 states:

“Some of these proceedings involve complex claims that are subject to substantial uncertainties and unascertainable damages. Therefore, the probability of loss and an estimation of damages are not possible to ascertain at present. Accordingly, MasterCard has not established reserves for any of these proceedings other than for the currency conversion litigations and the West Virginia consumer litigation described below”.

Certain of these contingencies, specifically the currency conversion litigations and the West Virginia consumer litigation, were deemed to be probable as of December 31, 2007 and March 31, 2008. For these contingent losses, MasterCard disclosed that the estimated loss was accrued and quantified the loss.

For the remaining contingencies, MasterCard concluded and disclosed that a contingent loss was reasonably possible. In accordance with SFAS 5 and FIN 14, MasterCard disclosed that the amount of the possible loss could not be estimated. Where possible, MasterCard disclosed the asserted damages. For example, with respect to the American Express litigation, MasterCard disclosed that “American Express has submitted confidential expert reports purporting to demonstrate that it had incurred billions of dollars of damages. MasterCard submitted confidential expert reports countering the damages arguments made in American Express’ report and concluding damages were negative.”

Form 8-K Filed June 25, 2008

5.	Tell us how your accounting policy for litigation accruals considered any material loss contingency disclosures under SFAS5 and FIN 14 as of December 31, 2007 and March 31, 2008 related to the American Express settlement subsequently announced on June 24, 2008.

As of December 31, 2007 and March 31, 2008, based upon the information available prior to issuance of the financial statements in each of those periods, MasterCard assessed the likelihood that potential loss relating to the American Express litigation was reasonably possible, but not probable, and that the possible loss or range of loss could not be estimated. Accordingly, in both its December 31, 2007 Annual Report on Form 10-K and the Form 10-Q for the period ended March 31, 2008, in accordance with FAS 5 and FIN 14, MasterCard stated that it was not possible to estimate the liability related to the American Express litigation.

Securities and Exchange Commission	- 5 -	July 29, 2008

The specific recent events MasterCard considered in assessing its litigation accruals and loss contingency disclosures relating to the American Express litigation as of December 31, 2007 and March 31, 2008 were as follows:

MasterCard believes it had strong defenses to American Express’ claims which it intended to pursue vigorously. However, due to the cost of litigating a case of this size and the uncertainty associated with a trial, MasterCard had preliminary conversations with American Express regarding a possible settlement. MasterCard began meeting with a mediator in January 2008 in an attempt to resolve the American Express lawsuit. On April 29, 2008, at the time of the filing of its Form 10-Q for the period ended March 31, 2008, MasterCard concluded, because the parties’ demands were so far apart and MasterCard was continuing towards a trial, that the potential loss remained, as before, reasonably possible. In making this conclusion, MasterCard took into consideration that all settlement discussions prior to 2008 had ended unsuccessfully. In addition, MasterCard concluded and disclosed that it was unable to estimate a possible loss or range of loss.

It was only in May and June 2008, in light of the impending trial date in September 2008, that the parties—through earnest negotiations and active support from the mediator—were able to bridge the vast differences in their positions. On June 24, 2008, MasterCard entered into the American Express Settlement which ended all existing litigation between American Express and MasterCard. The terms of the American Express settlement were detailed in a Form 8-K filed on June 25, 2008.

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Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Craig D. Wilson

MasterCard Incorporated
Noah J. Hanft
Bart S. Goldstein
Craig R. Brown